

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2014

Via E-mail
Mr. Jacob Gitman
Chief Executive Officer
Basta Holdings Corp.
1111 Kane Concourse, Suite 518
Bay Harbor Islands, Florida 33154

      RE: Basta Holdings Corp.
              Item 4.01 Form 8-K
              Filed September 8, 2014
              File No. 333-185572

Dear Mr. Gitman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Ernest Greene

                                Ernest Greene
                                Staff Accountant